May 2, 2023

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, DC 20549
Attention: Stephany Yang
Claire Erlanger

Re: Levi Strauss & Co
Form 10-K for fiscal year ended November 27, 2022
Filed January 25, 2023
Form 8-K Furnished January 25, 2023
Form 8-K Furnished April 6, 2023
Commission File No.: 001-06631

Dear Ms. Yang and Ms. Erlanger:
This letter is being submitted in response to the comment letter dated April 18, 2023 (the “Comment Letter”) from the staff of the Securities and Exchange Commission (the “Commission”) addressed to Nanci Prado, Deputy General Counsel of Levi Strauss & Co. (the “Company”). This letter contains the Company’s responses to the Comment Letter. For your convenience, each comment is repeated below, followed by the Company’s response.
Form 10-K for the Fiscal Year Ended November 27, 2022
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures
Adjusted Gross Profit, Adjusted SG&A, Adjusted Net Income and Adjusted Diluted Earnings per Share, page 58

1
We note that you appear to present full income statements to reconcile your non-GAAP measures on pages 58 and 59. Please tell us your consideration of Questions 102.10(a), 102.10(b), and 102.10(c) of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures and Item 10(e)(1)(i)(A) of Regulation S-K. This comment also applies to your Form 10-Q for the quarter ended February 26, 2023 and Exhibit 99.1 to Form 8-K furnished on January 25, 2023.

The Company respectfully acknowledges the Staff’s comment and confirms that in future filings it will reconcile its non-GAAP measures to the most directly comparable GAAP measures without presenting a non-GAAP income statement. The Company expects that this will be substantially similar to the reconciliation included in Appendix A, which has been illustratively amended for the Staff’s reference.

Note 23, Business Segment Information, page 122

2.
We note that your operating income reconciliation includes line items for restructuring charges and corporate expenses prior to arriving at a total operating income (loss) subtotal. Please note that ASC 280-10-50-30b) requires a reconciliation of the total of the reportable segments’ measures of profit or loss to the public entity's consolidated income before income taxes. Please revise your reconciliation to comply with this guidance. Additionally, we note that footnote (2) explains certain components of the charges included within "corporate expenses"; however, it does not provide an explanation of the nature of the majority of the amounts included in this line item. Please revise to clearly explain the nature of the amounts included in the "corporate expenses" line item.

The Company respectfully acknowledges the Staff’s comment and confirms that the Company will revise its disclosure in future periodic filings to reconcile the segments’ measure of profit or loss to consolidated income before income taxes rather than total operating income (loss). The Company expects that this disclosure will be substantially similar to the reconciliation included in Appendix B, which has been illustratively amended for the Staff’s reference.

Additionally, the Company will clarify in applicable future filings that corporate expenses are comprised of selling, general and administrative expenses that management does not attribute to any of our operating segments and that such expenses primarily relate to corporate administration, information resources, finance, and human resources functional and organizational costs.

Form 8-K furnished April 6, 2023
Exhibit 99.1 Earnings Release, page 3

3.
We note your footnote disclosure under the table on page 3, that segment operating income is equal to segment Adjusted EBIT. As it appears that operating income is your segment measure disclosed under ASC 280 in the footnotes to the financial statements in the Form 10K, and it does not appear that you have disclosed a “segment Adjusted EBIT” amount elsewhere in your filings, please explain to us the meaning of this disclosure.

The Company respectfully acknowledges the Staff’s comment and confirms that the Company will revise its disclosure in future periodic filings to remove any references to segment Adjusted EBIT. This phrase was inadvertently included in the press release.

If you have any questions or comments regarding this response, please call the undersigned at 415-501-1068. Thank you very much for your attention to this matter.

Very truly yours,
/s/ NANCI PRADO
Nanci Prado, Deputy General Counsel

cc: Seth Jaffe, Chief Legal Officer
Harmit Singh, Chief Financial and Growth Officer
Lisa Stirling, Global Controller

Appendix A

Non-GAAP Financial Measures
Adjusted Gross Profit, Adjusted Gross Margin, Adjusted SG&A, Adjusted EBIT, Adjusted EBIT Margin, Adjusted EBITDA, Adjusted Net Income, Adjusted Net Income Margin, and Adjusted Diluted Earnings per Share
We define the following non-GAAP measures as follows:

Most comparable GAAP measure	Non-GAAP measure	Non-GAAP measure definition
Gross profit	Adjusted gross profit	Gross profit excluding COVID-19 and acquisition related inventory costs
Gross margin	Adjusted gross margin	Adjusted gross profit as a percentage of net revenues
Selling, general and administration ("SG&A") expenses	Adjusted SG&A	SG&A expenses excluding changes in fair value on cash-settled stock-based compensation, COVID-19 related charges, acquisition and integration related charges, impairment charges and early termination gains, net and restructuring related charges, severance and other, net.
SG&A margin	Adjusted SG&A margin	Adjusted SG&A as a percentage of net revenues
Net income	Adjusted EBIT	Net income excluding income tax expense, interest expense, other (income) expense, net, loss on early extinguishment of debt, impact of changes in fair value on cash-settled stock-based compensation, COVID-19 related inventory costs and other charges, acquisition and integration related charges, and restructuring and restructuring related charges, severance and other, net.
Net income margin	Adjusted EBIT margin	Adjusted EBIT as a percentage of net revenues.
Net income	Adjusted net income
Net income excluding loss on early extinguishment of debt, COVID-19 government subsidy gains, unrealized gains on marketable securities originating in prior years, charges related to the impact of changes in fair value on cash-settled stock-based compensation, COVID-19 related inventory costs and other charges, acquisition and integration related charges, and restructuring and restructuring related charges, severance and other, net, and re-measurement of our deferred tax assets and liabilities based on the lower rates as a result of the Tax Cuts and Jobs Act ("Tax Act"), adjusted to give effect to the income tax impact of such adjustments.

Net income	Adjusted EBITDA	Adjusted EBIT excluding depreciation and amortization expense
Net income margin	Adjusted net income margin	Adjusted net income as a percentage of net revenues
Diluted earnings per share	Adjusted diluted earnings per share	Adjusted net income per weighted-average number of diluted common shares outstanding
We believe Adjusted gross profit, Adjusted gross margin, Adjusted SG&A, Adjusted SG&A margin, Adjusted EBIT, Adjusted EBIT margin, Adjusted net income, Adjusted EBITDA, Adjusted net income margin and Adjusted diluted earnings per share are useful to investors because they help identify underlying trends in our business that could otherwise be masked by certain expenses that we include in calculating net income but that can vary from company to company depending on its financing, capital structure and the method by which its assets were acquired, and can also vary significantly from period to period. Our management also uses Adjusted EBIT in conjunction with other GAAP financial measures for planning purposes, including as a measure of our core operating results and the effectiveness of our business strategy, and in evaluating our financial performance.
Adjusted gross profit, Adjusted gross margin, Adjusted SG&A, Adjusted SG&A margin, Adjusted EBIT, Adjusted EBIT margin, Adjusted net income, Adjusted EBITDA, Adjusted net income margin and Adjusted diluted earnings per share have limitations as analytical tools and should not be considered in isolation or as a substitute for an analysis of our results prepared and presented in accordance with GAAP. Some of these limitations include:
•Adjusted EBIT, Adjusted EBIT margin and Adjusted EBITDA do not reflect income tax payments that reduce cash available to us;

Appendix A
•Adjusted EBIT, Adjusted EBIT margin and Adjusted EBITDA do not reflect interest expense, or the cash requirements necessary to service interest or principal payments on our indebtedness, which reduces cash available to us;
•Adjusted EBIT, Adjusted EBIT margin and Adjusted EBITDA exclude other income, which includes realized and unrealized gains and losses on our forward foreign exchange contracts and transaction gains and losses on our foreign exchange balances, although these items affect the amount and timing of cash available to us when these gains and losses are realized;
•Adjusted net income, Adjusted net income margin and Adjusted diluted earnings per share exclude COVID-19 government subsidy gains, unrealized gains on marketable securities originating in prior years, and loss on early extinguishment of debt;
•all of these non-GAAP financial measures exclude the expense resulting from the impact of changes in fair value on our cash-settled stock-based compensation awards;
•all of these non-GAAP financial measures exclude COVID-19 related inventory costs and other charges, acquisition and integration charges, and restructuring and restructuring related charges, severance and other, net which can affect our current and future cash requirements;
•all of these non-GAAP financial measures exclude certain other SG&A expense items, which include severance, transaction and deal related costs, including acquisition and integration costs which can affect our current and future cash requirements;
•the expenses and other items that we exclude in our calculations of all of these non-GAAP financial measures may differ from the expenses and other items, if any, that other companies may exclude from all of these non-GAAP financial measures or similarly titled measures;
•Adjusted EBITDA excludes the recurring, non-cash expenses of depreciation of property and equipment and, although these are non-cash expenses, the assets being depreciated may need to be replaced in the future; and
•Adjusted net income, Adjusted net income margin and Adjusted diluted earnings per share do not include all of the effects of income taxes and changes in income taxes reflected in net income.
Because of these limitations, all of these non-GAAP financial measures should be considered along with net income and other operating and financial performance measures prepared and presented in accordance with GAAP.

Appendix A
Adjusted Gross Profit:
The following table presents a reconciliation of gross profit, the most directly comparable financial measure calculated in accordance with GAAP, to Adjusted gross profit for each of the periods presented.

	Year Ended
	November 27, 2022	November 28, 2021

	(Dollars in millions)
Most comparable GAAP measure:
Gross profit	$3,548.8	$3,346.7

Non-GAAP measure:
Gross profit	3,548.8	3,346.7
COVID-19 related inventory costs(1)	1.4	(15.1)
Acquisition related charges (2)	2.0	3.9
Adjusted gross profit	$3,552.2	$3,335.5
Adjusted gross margin	57.6%	57.9%
_____________
(1)    For the fiscal year ended November 28, 2021, the reductions in COVID-19 related inventory charges are primarily related to reductions in our estimate of adverse fabric purchase commitments, initially recorded in the second quarter of 2020.
(2)    Acquisition related charges include the inventory markup above historical carrying value associated with the Beyond Yoga acquisition.

Adjusted SG&A:
The following table presents a reconciliation of SG&A, the most directly comparable financial measure calculated in accordance with GAAP, to Adjusted SG&A for each of the periods presented.

	Year Ended
	November 27, 2022	November 28, 2021

	(Dollars in millions)
Most comparable GAAP measure:
Selling, general and administrative expenses	$2,893.2	$2,652.2

Non-GAAP measure:
Selling, general and administrative expenses	2,893.2	2,652.2
Impact of changes in fair value on cash-settled stock-based compensation	(0.6)	(4.2)
COVID-19 related charges(1)	(3.9)	(5.4)
Acquisition and integration related charges	(6.0)	(3.8)
Impairment charges and early termination gains, net(2)	(33.2)	—
Restructuring related charges, severance and other, net(3)	(10.3)	(16.2)
Adjusted SG&A	$2,839.2	$2,622.6
_____________
(1)For the year ended November 28, 2021, the COVID-19 related charges primarily include reductions in allowances related to customer receivables partially offset with impairment charges of certain retail store related assets.
(2)For the year ended November 27, 2022, impairment charges and early termination gains, net include $4.1 million of property, plant and equipment, $11.6 million of goodwill and $33.3 million of certain store right-of-use assets, net of a $15.8 million on the early termination of store leases related to the Russia-Ukraine crisis.
(3)For the year ended November 27, 2022, restructuring related charges, severance and other, net includes $7.3 million of charges related to the Russia-Ukraine crisis. Other, net includes charges related to an international customs audit, transaction and deal related costs.

Appendix A
Adjusted EBIT and Adjusted EBITDA:
The following table presents a reconciliation of net income, the most directly comparable financial measure calculated in accordance with GAAP, to Adjusted EBIT and Adjusted EBITDA for each of the periods presented.

	Year Ended
	November 27, 2022	November 28, 2021

	(Dollars in millions)
Most comparable GAAP measure:
Net income	$569.1	$553.5

Non-GAAP measure:
Net income	569.1	553.5
Income tax expense	80.5	26.7
Interest expense	25.7	72.9
Other income, net	(28.8)	(3.4)
Loss on early extinguishment of debt	—	36.5
Impact of changes in fair value on cash-settled stock-based compensation	0.6	4.2
COVID-19 related inventory costs and other charges	5.3	(9.7)
Acquisition and integration related charges(1)	8.0	7.7
Impairment charges and early termination gains, net(2)	33.2	—
Restructuring and restructuring related charges, severance and other, net(3)	19.4	24.5
Adjusted EBIT	$713.0	$712.9
Depreciation and amortization(4)	154.5	142.0
Adjusted EBITDA	$867.5	$854.9
Adjusted EBIT margin	11.6%	12.4%
_____________
(1)Acquisition and integration related charges include the inventory markup above historical carrying value as well as SG&A expenses associated with the Beyond Yoga acquisition.
(2)For the year ended November 27, 2022, impairment charges and early termination gains, net include $4.1 million of property, plant and equipment, $11.6 million of goodwill and $33.3 million of certain store right-of-use assets, net of a $15.8 million on the early termination of store leases related to the Russia-Ukraine crisis.
(3)For the year ended November 27, 2022, restructuring and restructuring related charges, severance and other, net includes $7.3 million of charges related to the Russia-Ukraine crisis. Other, net includes charges related to an international customs audit, transaction and deal related costs.
(4)Depreciation and amortization amount net of amortization included in Restructuring and restructuring related charges, severance and other, net.

Appendix A
Adjusted Net Income and Adjusted Diluted Earnings per Share:
The following table presents a reconciliation of net income (loss), the most directly comparable financial measure calculated in accordance with GAAP, to Adjusted net income for each of the periods presented and the calculation of Adjusted diluted earnings per share for each of the periods presented.

	Year Ended
	November 27, 2022	November 28, 2021

	(Dollars in millions, except per share amounts)
Most comparable GAAP measure:
Net income (loss)	$569.1	$553.5

Non-GAAP measure:
Net income (loss)	569.1	553.5
Loss on early extinguishment of debt	—	36.5
Impact of changes in fair value on cash-settled stock-based compensation	0.6	4.2
COVID-19 related inventory costs and other charges(1)	(7.2)	(9.7)
Acquisition and integration related charges(2)	8.0	7.7
Impairment charges and early termination gains, net(3)	33.2	—
Restructuring and restructuring related charges, severance and other, net(4)	19.4	24.5
Unrealized gain on equity securities(5)	(19.9)	—
Tax impact of adjustments(6)	0.7	(15.8)
Adjusted net income	$603.9	$600.9

Adjusted net income margin	9.8%	10.4%
Adjusted diluted earnings per share	$1.50	$1.47
_____________
(1)For the year ended November 27, 2022, the net reduction primarily reflects a payment received from the German government as reimbursement for COVID-19 losses incurred in prior years. For the year ended November 28, 2021, the net reduction in COVID-19 related inventory costs and other charges recognized mainly represents reductions in COVID-19 related inventory charges, as a result of reductions in our estimate of adverse fabric purchase commitments and allowances related to customer receivables partially offset with impairment charges of certain retail store related assets.
(2)Acquisition and integration related charges includes the inventory markup above historical carrying value as well as SG&A expenses associated with the Beyond Yoga acquisition.
(3)For the year ended November 27, 2022, impairment charges and early termination gains, net include $4.1 million of property, plant and equipment, $11.6 million of goodwill and $33.3 million of certain store right-of-use assets, net of a $15.8 million on the early termination of store leases related to the Russia-Ukraine crisis.
(4)For the year ended November 27, 2022, restructuring and restructuring related charges, severance and other, net includes $7.3 million of charges related to the Russia-Ukraine crisis. Other, net includes charges related to an international customs audit, transaction and deal related costs.
(5)The unrealized gains on marketable equity securities is related to an out-of-period adjustment recognized in the fourth quarter of 2022.
(6)Tax impact calculated using the annual effective tax rate, excluding discrete costs and benefits. For the year ended November 27, 2022, $4.0 million of incremental tax expense associated with the out-of-period adjustment recognized in the fourth quarter of 2022 have been excluded. Charges associated with the Russia-Ukraine crisis are non-deductible and therefore have not been tax effected. Refer to Note 20 for more information on the effective tax rate.

Appendix B
LEVI STRAUSS & CO. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED NOVEMBER 27, 2022, NOVEMBER 28, 2021 AND NOVEMBER 29, 2020
NOTE 23: BUSINESS SEGMENT INFORMATION
The Company manages its business according to three reportable segments: Americas, Europe, and Asia, collectively comprising the Company's Levi's Brands business, which includes the Levi's, Signature by Levi Strauss & Co.™ and Denizen® brands. Other Brands, which includes Dockers® and Beyond Yoga® businesses do not meet the quantitative thresholds for reportable segments and therefore are presented under the caption of Other Brands. Corporate expenses are comprised of selling, general and administrative expenses that management does not attribute to any of our operating segments and these expenses primarily relate to corporate administration, information and technology resources, finance and human resources functional and organizational costs.
The Company considers its chief executive officer to be its chief operating decision maker. The Company’s chief operating decision maker manages business operations, evaluates performance and allocates resources based on the segments’ net revenues and operating income. The Company reports inventories by segment as that information is used by the chief operating decision maker in assessing segment performance. The Company does not report its other assets by segment as that information is not used by the chief operating decision maker in assessing segment performance.
Business segment information for the Company is as follows:

	Year Ended
	November 27, 2022	November 28, 2021	November 29, 2020(1)

	(Dollars in millions)
Net revenues:
Americas	$3,187.4	$2,934.8	$2,187.9
Europe	1,597.2	1,704.0	1,391.8
Asia	952.1	834.7	663.4
Total segment net revenues	5,736.7	5,473.5	4,243.1
Other Brands	431.9	290.4	209.5
Total net revenues	$6,168.6	$5,763.9	$4,452.6
Income (loss) before income taxes:
Americas	$654.4	$660.2	$318.7
Europe	349.9	396.4	207.9
Asia	111.2	35.1	(21.4)
Total segment operating income	1,115.5	1,091.7	505.2
Other Brands	17.1	10.4	(3.3)
Restructuring charges, net	(9.1)	(8.3)	(90.4)
Corporate expenses(2)	(477.0)	(407.6)	(496.6)
Interest expense	(25.7)	(72.9)	(82.2)
Loss on early extinguishment of debt	—	(36.5)	—
Other income (expense), net(3)	28.8	3.4	(22.4)
Income (loss) before income taxes	$649.6	$580.2	$(189.7)
___________
(1)For the year ended November 29, 2020, the Company's business and results of operations were impacted by temporary store closures and reduced traffic and consumer demand as a result of the COVID-19 pandemic, as most company-operated and wholesale customer doors were temporarily closed.
(2)Corporate expenses for the year ended November 27, 2022 includes $49.0 million in impairment charges, net of a $15.8 million gain on the termination of store leases related to the Russia-Ukraine crisis which are considered part of the Company's Europe segment.
Corporate expenses for the year ended November 29, 2020 includes incremental COVID-19 related charges that management does not attribute to any of the operating segments in order to provide increased transparency and comparability of segment performance. These charges include $42.3 million of incremental inventory reserves of which $26.3 million, $9.1 million and $6.9 million were related to the Americas, Europe and Asia segments, respectively, and charges for adverse fabric purchase commitments of $1.2 million related to the Asia segment. Net charges related to incremental allowance for doubtful accounts of $5.2 million were recognized, of which $5.0 million and $0.2 million were related to the Americas and Europe

Appendix B
LEVI STRAUSS & CO. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED NOVEMBER 27, 2022, NOVEMBER 28, 2021 AND NOVEMBER 29, 2020
segments, respectively. Additionally, the Company recognized $58.7 million in impairment of long-lived assets related to certain retail locations, of which $50.0 million, $6.3 million and $2.4 million, were related to the Americas, Europe and Asia segments, respectively. Refer to Note 1 for additional information.
(3)Includes $14.7 million in pension settlement losses in fiscal year 2020 related to the voluntary lump-sum, cash-out program offered to vested deferred U.S. pension plan participants.

	Year Ended
	November 27, 2022	November 28, 2021	November 29, 2020

	(Dollars in millions)
Depreciation and amortization expense:
Americas	$39.7	$39.1	$49.7
Europe	19.0	23.3	22.9
Asia	12.3	13.3	12.6
Total segment depreciation and amortization expense	71.0	75.7	85.2
Other Brands and unallocated	87.9	67.5	56.6
Total depreciation and amortization expense	$158.9	$143.2	$141.8

	November 27, 2022
	Americas	Europe	Asia	Segment Total	Unallocated(1)	Consolidated Total

	(Dollars in millions)
Assets:
Inventories	$786.6	$207.8	$204.5	$1,198.9	$217.9	$1,416.8
All other assets	—	—	—	—	4,621.0	4,621.0
Total assets						$6,037.8
___________
(1)Unallocated inventories include $125.4 million of Other Brands inventory.

	November 28, 2021
	Americas	Europe	Asia	Segment Total	Unallocated(1)	Consolidated Total

	(Dollars in millions)
Assets:
Inventories	$429.5	$175.8	$154.9	$760.2	$137.8	$898.0
All other assets	—	—	—	—	5,002.1	5,002.1
Total assets						$5,900.1
___________
(1)Unallocated inventories include $59.5 million of Other Brands inventory.

Appendix B
LEVI STRAUSS & CO. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED NOVEMBER 27, 2022, NOVEMBER 28, 2021 AND NOVEMBER 29, 2020
Geographic information for the Company was as follows:

	Year Ended
	November 27, 2022	November 28, 2021	November 29, 2020

	(Dollars in millions)
Net revenues:
United States	$2,883.5	$2,594.5	$1,943.5
Foreign countries	3,285.1	3,169.4	2,509.1
Total net revenues	$6,168.6	$5,763.9	$4,452.6

Net deferred tax assets:
United States	$379.0	$422.0	$404.8
Foreign countries	246.0	151.1	92.8
Total net deferred tax assets	$625.0	$573.1	$497.6

Long-lived assets:
United States	$454.2	$358.5	$317.1
Foreign countries	196.9	174.1	168.4
Total long-lived assets	$651.1	$532.6	$485.5